Exhibit 99.1

News Release

Sustainable Growth

HARVEST ENERGY ANNOUNCES JUNE 2009 DISTRIBUTION

Calgary, Alberta – June 8, 2009 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy Trust ("Harvest") today announces a cash distribution in the amount of C$0.05 per unit; payable on July 15, 2009 to all Harvest unitholders of record on June 22, 2009. The ex-distribution date for this payment is June 18, 2009.

The C$0.05 per unit distribution is equivalent to approximately US$0.04 per unit if converted using a Canadian/US dollar exchange ratio of 0.8937 USD/$1.00 CAD. The U.S. dollar equivalent distribution will be based upon the prevailing Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

The distribution declared is based on forecast commodity price levels and operating performance that are consistent with the current environment.

Record Date	Ex-Distribution Date	Payment Date	$CAD Distribution Amount	$USD Distribution Amount
June 22, 2009	June 18, 2009	July 15, 2009	$0.05	$0.04*

*This amount assumes an exchange rate of $0.8937 USD / $1.00 CAD, which may not reflect the exchange rate in effect on the payment date. This conversion is provided for directional information only.

Harvest is a significant operator in Canada’s energy industry offering unitholders exposure to an integrated structure with upstream (exploration, development & production of crude oil and natural gas) and downstream (refining & marketing of distillate, gasoline and fuel oil) segments. We focus on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Investor & Media Contacts:

John Zahary, President & CEO
Robert Fotheringham, Chief Financial Officer
 Jason Crumley, Manager, Investor Relations

Corporate Head Office:
Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca